                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                               AMENDMENT NO. 1 TO
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of April, 2000

                                 AMDOCS LIMITED

                           Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                              -------------------

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 FORM 20 F    X                      FORM 40 F
                            -----                                -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 YES                                 NO   X
                     -----                              -----

       This Amendment No. 1 to Form 6-K is being filed in order to include:


       - the unaudited pro forma condensed combined balance sheet as of March 31, 2000 and the unaudited pro forma condensed combined statements of operations for the twelve months ended September 30, 1999 and the six months ended March 31, 2000, in each case reflecting the acquisition by Amdocs Limited ("Amdocs") of Solect Technology Group Inc., a New Brunswick corporation ("Solect"), which closed on April 5, 2000.

       - the financial statements of Solect for the fiscal year ended July 31, 1999 and for the six months ended January 31, 1999 and 2000

       Item 7 of the Report on Form 6-K of Amdocs filed on April 11, 2000 is amended and restated to read in its entirety as set forth below.

ITEM 7.       FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(a)    Pro Forma Financial Information.

       The unaudited pro forma condensed combined balance sheet as of March 31, 2000 and the unaudited pro forma condensed combined statements of operations for the twelve months ended September 30, 1999 and the six months ended March 31, 2000 are set forth below.


(b)    Financial Statements of Business Acquired.

       The financial statements of Solect for the fiscal year ended July 31, 1999 and for the six months ended January 31, 1999 and 2000 are set forth below.

(c)    Exhibits.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
23.1                    Consent of Ernst & Young LLP

99.1*                   Amdocs Press Release dated April 6, 2000.


--------------------

* Previously filed.

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of March 31, 2000 gives effect to the acquisition of Solect Technology Group Inc. ("Solect") which closed on April 5, 2000 (the "Acquisition") as if it had occurred on that date. The unaudited pro forma condensed combined statements of operations for the twelve months ended September 30, 1999 and the six months ended March 31, 2000, gives effect to the Acquisition as if it had occurred on October 1, 1998.

The unaudited pro forma condensed combined balance sheet is based upon, and should be read in conjunction with, our historical unaudited financial statements as of March 31, 2000, and the historical unaudited financial statements of Solect as of January 31, 2000. The unaudited pro forma condensed combined statements of operations is based upon, and should be read in conjunction with, our historical audited and unaudited financial statements for the year and six months ended September 30, 1999 and March 31, 2000, respectively, and the historical audited financial statements of Solect for the year ended July 31, 1999 (together with the unaudited reconciliation to U.S.
GAAP), and the historical unaudited financial statements of Solect for the six months ended January 31, 2000 (together with the unaudited reconciliation to U.S. GAAP.

In connection with the Acquisition, we have converted approximately 24.2 million ordinary shares of Solect and approximately 2.9 million options to purchase ordinary shares of Solect into the right to receive approximately 13.8 million ordinary shares and approximately 1.7 million options of Amdocs. The estimated total purchase price for Solect, based on an Amdocs share price of $69.875, including estimated transaction costs equals approximately $1,088 million. We will account for the Acquisition under the purchase method of accounting. The estimated total purchase price will be allocated to Solects' tangible assets and liabilities based on their respective estimated fair values on the date the transaction was consummated, April 5, 2000. We will allocate the excess of the purchase price over the fair value of the net tangible assets acquired to identifiable intangible assets, including core technology, workforce-in-place, customer base, and in process research and development costs, and the remainder to goodwill. In addition, deferred taxes will be recognized for the difference between the book and tax basis of certain intangible assets.

We believe that the fair value of the tangible net assets is not materially different from their historical book value. The allocation of the excess purchase price over net tangible assets has been determined based on a preliminary independent evaluation available at the date of the preparation of the unaudited pro forma condensed combined financial statements. A final determination of purchase accounting adjustments will be made following the completion of the independent evaluation to determine the fair value of certain of Solect's assets and liabilities, including intangible assets and its impact on deferred taxes.

The following unaudited pro forma condensed combined financial statements and notes thereto contain forward-looking statements that involve risks and uncertainties.

The pro forma financial results are not intended to be a projection of future results and are not necessarily indicative of the results that would have occurred if the business combination had been in effect on the dates presented.

    UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2000
                             (in thousands)
                   (in U.S. dollars, unless otherwise stated)

                                                    AMDOCS       SOLECT     PRO FORMA              PRO FORMA
                                                  HISTORICAL   HISTORICAL  ADJUSTMENTS             COMBINED
                                                  ------------------------------------            -----------
ASSETS
Current assets
Cash, cash equivalents and short term
   interest bearing investments                   $ 242,551    $  36,788    $  (2,054)   (6)
                                                                               13,319    (7)      $   290,604
Accounts receivable                                 226,539        7,554           --                 234,093
Deferred income taxes                                28,570           --           --                  28,570
Prepaid expenses and other current assets            30,351        1,216           --                  31,567
                                                  ------------------------------------            -----------
Total current assets                                528,011       45,558       11,265                 584,834

Fixed assets, net                                    99,204        2,871           --                 102,075
Goodwill and other intangible assets, net           110,858           --      976,518    (1)
                                                                               18,272    (1)
                                                                                3,286    (1)
                                                                                1,211    (1)        1,110,145

Deferred income taxes                                12,360           --       (9,108)  (11)            3,252

Other assets                                         32,411        2,133       (2,133)   (6)           32,411
                                                  ------------------------------------            -----------
Total assets                                      $ 782,844    $  50,562    $ 999,311             $ 1,832,717
                                                  ====================================            ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accruals                     $ 136,009    $   7,651    $  10,000    (2)      $   153,660
Short-term financing arrangements                    23,154           64           --                  23,218
Deferred revenue                                    114,682        4,058           --                 118,740
Deferred income taxes and income taxes payable       53,184           84           --                  53,268
Other current liabilities                                --          611           --                     611
                                                  ------------------------------------            -----------
Total current liabilities                           327,029       12,468       10,000                 349,497

Noncurrent liabilities                               63,852       53,989      (53,741)   (6)           64,100

Shareholders' equity (deficit)                      391,963      (15,895)      15,895    (3)
                                                                                       (2) (4)
                                                                            1,077,711  (6) (7)
                                                                              (50,554)   (5)        1,419,120
                                                  ------------------------------------            -----------
Total liabilities and stockholders' equity
   (deficit)                                      $ 782,844    $  50,562    $ 999,311             $ 1,832,717
                                                  ====================================            ===========


See notes to Unaudited Pro Forma Condensed Combined Financial Statements for discussion of adjustments.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS FOR THE TWELVE
                        MONTHS ENDED SEPTEMBER 30, 1999
                     (in thousands, except per share data)
                   (in U.S. dollars, unless otherwise stated)

                                                    AMDOCS       SOLECT     PRO FORMA              PRO FORMA
                                                  HISTORICAL   HISTORICAL  ADJUSTMENTS             COMBINED
                                                  ------------------------------------            -----------
Revenue                                           $ 626,855    $   9,647    $      --             $   636,502

Cost of revenue                                     363,324        6,262        9,136   (9)
                                                                                1,095  (10)           379,817
Research and development                             40,874        4,891                               45,765
Selling, general and administrative                  75,659        8,278      195,304   (8)
                                                                                  404  (10)           279,645
                                                  ------------------------------------            -----------
                                                    479,857       19,431      205,938                 705,227
                                                  ------------------------------------            -----------
Operating income (loss)                             146,998       (9,784)    (205,938)                (68,725)
Other income (expenses), net                         (6,223)        (750)         942   (6)            (6,031)
                                                  ------------------------------------            -----------
Income (loss) before income taxes                   140,775      (10,534)    (204,997)                (74,756)
Income taxes                                         42,232           51       (3,036) (11)            39,247
                                                  ------------------------------------            -----------
Net income (loss)                                 $  98,543    $ (10,585)   $(201,961)            $  (114,003)
                                                  ====================================            ===========

Basic earnings (loss) per share                   $    0.50                                       $     (0.54)
                                                  =========                                       ===========
Diluted earnings (loss) per share                 $    0.49                                       $     (0.54)
                                                  =========                                       ===========

Basic weighted average number of shares
outstanding                                         197,436                                           211,282
                                                  =========                                       ===========
Diluted weighted average number of shares
outstanding                                         200,262                            (12)           211,282
                                                  =========                                       ===========


See notes to Unaudited Pro Forma Condensed Combined Financial Statements for discussion of adjustments.

   UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS FOR THE SIX
                          MONTHS ENDED MARCH 31, 2000
                     (in thousands, except per share data)
                   (in U.S. dollars, unless otherwise stated)

                                                    AMDOCS       SOLECT     PRO FORMA              PRO FORMA
                                                  HISTORICAL   HISTORICAL  ADJUSTMENTS             COMBINED
                                                  ------------------------------------            -----------
Revenue                                           $ 506,251    $  11,174    $      --             $   517,425

Cost of revenue                                     298,554        6,607        4,568   (9)
                                                                                  548  (10)           310,277
Research and development                             32,683        3,416           --                  36,099
Selling, general and administrative                  62,163        6,308       97,652   (8)
                                                                                  202  (10)           166,325

In-process research and development expenses         19,876           --           --                  19,876

                                                  ------------------------------------            -----------
                                                    413,276        16,331     102,970                 532,577
                                                  ------------------------------------            -----------
Operating income (loss)                              92,975       (5,157)    (102,970)                (15,152)
Other income (expenses), net                          2,663         (797)         704   (6)             2,570
                                                  ------------------------------------            -----------
Income (loss) before income taxes                    95,638       (5,954)    (102,266)                (12,582)
Income taxes                                         35,494           37       (1,518) (11)            34,013
                                                  ------------------------------------            -----------
Net income (loss)                                 $  60,144    $  (5,991)   $(100,748)            $   (46,595)
                                                  ====================================            ===========
Basic earnings (loss) per share                   $    0.30                                       $     (0.21)
                                                  =========                                       ===========
Diluted earnings (loss) per share                 $    0.29                                       $     (0.21)
                                                  =========                                       ===========
Basic weighted average number of shares
outstanding                                         203,465                                           217,311
                                                  =========                                       ===========
Diluted weighted average number of shares
outstanding                                         207,904                            (12)           217,311
                                                  =========                                       ===========


See notes to Unaudited Pro Forma Condensed Combined Financial Statements for discussion of adjustments.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                  (in thousands, except per share data)
                   (in U.S. dollars, unless otherwise stated)
(1)    Reflects the allocation of purchase price as follows:

        13,846 ordinary shares valued at $69.875 per share                      $  967,510
        Fair value of stock options to be granted to Solect employees in
          exchange for Solect vested stock options                                  44,727
        Fair value of stock options to be granted to Solect employees in
          exchange for Solect unvested stock options                                65,474
        Estimated transaction costs                                                 10,000
                                                                                ----------
                                                        Total purchase price    $1,087,711
                                                                                ----------


Allocation of purchase price:

        Tangible assets acquired                                                $   59,694

        Liabilities assumed                                                         12,716
                                                                                ----------
        Net tangible assets                                                         46,978
                                                                                ----------

        In process research and development (*)                                     50,554
        Core technology                                                             18,272
        Workforce in place                                                           3,286
        Customer base                                                                1,211
        Deferred taxes resulting from the difference between the assigned
        value of certain assets and their tax basis                                 (9,108)
                                                                                ----------
        Net identifiable intangible assets                                          64,215
                                                                                ----------
        Goodwill                                                                   976,518
                                                                                ----------
                                                                                $1,087,711
                                                                                ==========


(*) The amount allocated to in-process research and development of $50,554 will be charged to expense immediately upon the completion of the transaction.

(2) Reflects estimated transaction costs. In addition, subsequent to January 31, 2000 Solect incurred approximately $12,000 of transaction costs, which were expensed when incurred. Such costs will result in an increase to the estimated goodwill stated above.

(3) Reflects the elimination of Solect's historical accumulated shareholders' deficit.

(4) Reflects the issuance of Amdocs Ordinary Shares and the recording of the value of stock options to be granted to Solect's employees in exchange for Solect's stock options.

(5)    Reflect the write-off of in process research and development.

(6) Reflects the conversion of Solect's debentures to common stock prior to the "closing". The accrued interest payable with respect to the debentures has been adjusted in the accompanying pro forma. Additionally, the pro forma reflects the decrease in interest expenses related to the debentures.

(7) Reflects the conversion of Solect warrants to common stock prior to the "closing". The total proceeds from the conversion of $13,319 has been debited to Cash and cash equivalents.

(8)    Reflects the amortization of goodwill resulting from the acquisition:

                                                                                TWELVE MONTHS ENDED    SIX MONTHS ENDED
                                                                                SEPTEMBER 30, 1999      MARCH 31, 2000
                                                                                -------------------    ----------------
       Amortization expense relating to goodwill of $976,518 over 5 years           $  195,304            $   97,652

(9) Reflects amortization of the Core Technology resulting from the valuation at the time of the Acquisition:

                                                                                TWELVE MONTHS ENDED    SIX MONTHS ENDED
                                                                                SEPTEMBER 30, 1999      MARCH 31, 2000
                                                                                -------------------    ----------------
       Amortization expense relating to Core Technology of $18,272 over
       2 years                                                                      $    9,136            $    4,568

(10) Reflects the amortization of the workforce-in-place and customers base, as follows:

                                                                                TWELVE MONTHS ENDED    SIX MONTHS ENDED
                                                                                SEPTEMBER 30, 1999      MARCH 31, 2000
                                                                                -------------------    ----------------
       Amortization expense relating to workforce-in-place of $3,286 over
       3 years                                                                      $    1,095            $      548
       Amortization expense relating to customer base of $1,211 over 3 years               404                   202

(11) Deferred taxes resulting from the differences between the values assigned to core technology, workforce-in-place and customer base and their respective tax basis.

(12) The amount of shares used in the diluted loss per share calculation does not include any stock options due to their antidilutive effect.

                          SOLECT TECHNOLOGY GROUP INC.

                          INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Auditors' Report.........................................................  11
Consolidated Balance Sheet as at July 31, 1998 and 1999..................  12
Consolidated Statement of Loss and Deficit
   for the years ended July 31, 1998 and 1999............................  13
Consolidated Statements of Cash Flows
   for the years ended July 31, 1998 and 1999............................  14
Notes to Consolidated Financial Statements...............................  15

Unaudited Consolidated Financial Statements
Consolidated Balance Sheet as at January 31, 2000........................  29
Consolidated Statements of Loss and Deficit
   for the six months ended January 31, 1999 and 2000....................  30
Consolidated Statements of Cash Flows
   for the six months ended January 31, 1999 and 2000....................  31
Notes to Consolidated Financial Statements...............................  32

                                AUDITORS' REPORT


To the Directors of
SOLECT TECHNOLOGY GROUP INC.

We have audited the consolidated balance sheet of SOLECT TECHNOLOGY GROUP INC. as at July 31, 1998 and 1999 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

Canadian generally accepted accounting principles differ in some respects from those applicable in the United States of America (Note 13). We have not audited the reconciliation to U.S. generally accepted accounting principles and do not express an opinion thereon.



Toronto, Canada,                                         /s/ Ernst & Young LLP
October 15, 1999.                                        Chartered Accountants

SOLECT TECHNOLOGY GROUP INC.

                           CONSOLIDATED BALANCE SHEET
                 (in Canadian dollars, unless otherwise stated)

As at July 31

                                                        1999            1998
                                                          $               $
--------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                             9,347,005       4,103,181
Account receivable, net of allowance for
  doubtful accounts [note 8]                          7,583,586       3,838,459
Prepaid expenses and other                              381,431          64,763
Investment tax credits refundable                     1,217,240       1,679,053
Income taxes recoverable                                    --            8,448
Due from shareholder [note 3]                               954           3,541
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 18,530,216       9,697,445
--------------------------------------------------------------------------------
Property, plant and equipment, net [note 4]           2,913,099       1,277,897
--------------------------------------------------------------------------------
                                                     21,443,315      10,975,342
================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilites [note 3]      3,758,827       1,743,525
Income taxes payable                                     66,552             --
Deferred revenue                                      3,005,963         454,124
Due to shareholders and related parties [note 3]        768,076         172,479
Current portion of obligation under
  capital leases [note 11]                               88,690          22,282
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITES                              7,688,108       2,392,410
--------------------------------------------------------------------------------
Convertible debt [note 6]                            27,642,579       7,000,000
Obligation under capital leases [note 11]               150,027          43,329
Unamortized tenant inducements                          309,906         285,174
--------------------------------------------------------------------------------
TOTAL LIABILITES                                     35,790,620       9,720,913
--------------------------------------------------------------------------------
Shareholders' equity (deficiency)
Share capital [note 7]                                3,058,415       3,002,220
Deficit                                             (17,405,720)     (1,747,791)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)             (14,347,305)      1,254,429
--------------------------------------------------------------------------------
                                                     21,443,315      10,975,342
================================================================================

See accompanying notes

SOLECT TECHNOLOGY GROUP INC.

                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                 (in Canadian dollars, unless otherwise stated)

Year ended July 31

                                                           1999           1998
                                                            $              $
-----------------------------------------------------------------------------------
REVENUES
Services                                                11,189,220      9,240,503
Software licenses                                        2,554,463      1,848,196
Support                                                    739,497         86,410
-----------------------------------------------------------------------------------
                                                        14,483,180     11,175,109
Cost of revenues [note 3]                                9,411,618      5,624,799
-----------------------------------------------------------------------------------
GROSS PROFIT                                             5,071,562      5,550,310
-----------------------------------------------------------------------------------

EXPENSES
Sales and marketing                                      6,669,366      2,497,329
Research and development, net [note 9]                   7,346,302      1,725,481
General and administrative [note 3]                      5,514,290      3,416,672
-----------------------------------------------------------------------------------
                                                        19,529,958      7,639,482
-----------------------------------------------------------------------------------
Loss before interest and income taxes                  (14,458,396)    (2,089,172)
Short-term interest expense (income)                      (287,278)        44,511
Long-term interest expense                               1,411,811             --
-----------------------------------------------------------------------------------
Loss before income taxes                               (15,582,929)    (2,133,683)
-----------------------------------------------------------------------------------
Provision for (recovery of) income taxes [note 10]
   Current                                                  75,000         (8,448)
   Deferred                                                     --        (71,307)
-----------------------------------------------------------------------------------
                                                            75,000        (79,755)
-----------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                  (15,657,929)    (2,053,928)

Retained earnings (deficit), beginning of year          (1,747,791)       306,137
-----------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                   (17,405,720)    (1,747,791)
===================================================================================

See accompanying notes

SOLECT TECHNOLOGY GROUP, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 (in Canadian dollars, unless otherwise stated)

Year ended July 31


                                                                           1999            1998
                                                                            $                $
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the year                                                  (15,657,929)    (2,053,928)
Add (deduct) non-cash items
 Deferred income taxes                                                          --        (71,307)
 Depreciation and amortization                                             714,932        507,300
 Interest                                                                1,411,811             --
 Amortization of tenant inducements                                        (87,008)       (23,960)
 Tenant inducements                                                        111,740             --
 Loss on disposal of assets                                                     --         30,212
---------------------------------------------------------------------------------------------------
                                                                       (13,506,454)    (1,611,683)
Net change in non-cash working capital balances
 related to operations [note 12]                                         1,042,159     (1,106,799)
---------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                      (12,464,295)    (2,718,482)
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property, plant and equipment                              (2,125,480)      (448,302)
Proceeds from disposal of assets                                                --         24,360
---------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                       (2,125,480)      (423,942)
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Common shares issued for cash                                               56,195        155,600
Due to/from shareholders and related parties                               598,184        (33,900)
Repayment of capital leases                                                (51,548)       (41,201)
Convertible debt issued                                                 19,230,768      7,000,000
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                   19,833,599      7,080,499
---------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents during the year                5,243,824      3,938,075
Cash and cash equivalents, beginning of year                             4,103,181        165,106
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                   9,347,005      4,103,181
===================================================================================================

INTEREST AND INCOME TAXES PAID
Interest                                                                    48,300         44,713
Income taxes                                                                    --             --
===================================================================================================

See accompanying notes

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (in Canadian dollars, unless otherwise stated)

July 31, 1999

1. DESCRIPTION OF THE BUSINESS

Solect Technology Group Inc. [the "Company"] is in the business of development, sale and support of internet protocol billing software used by internet service providers. The Company was incorporated June 24, 1993 under the Ontario Business Corporations Act.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are stated in Canadian dollars. These consolidated financial statements include the accounts of all subsidiary companies from the dates of their incorporation. All material intercompany accounts and transactions have been eliminated upon consolidation.

The subsidiary companies are:

Solect Technology Group (H.K.) Limited
Solect Technology Group (U.K.) Limited
Solect Technology Group (USA) Inc.

CASH EQUIVALENTS

Cash equivalents comprise only highly liquid investments with original maturities of less than ninety days.

INVESTMENT TAX CREDITS

The Company claims research and development deductions and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation under the Income Tax Act (Canada). These claims are subject to a technical and expenditure review by Revenue Canada. Investment tax credits are recognized as a reduction of research and development expenses or a reduction of the related asset, provided the Company has reasonable assurance that the tax credits will be realized. In the opinion of management, the treatment of research and development claims as reflected in these consolidated financial statements is appropriate.

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost net of investment tax credits. Depreciation and amortization are calculated using the following annual rates and bases:

Furniture and equipment            20% declining balance
Computer equipment and software    Straight-line over 3 years
Software licenses                  Shorter of the life of the license and 33.3%
                                     straight-line
Leasehold improvements             Straight-line over the term of lease

INCOME TAXES

The Company follows the tax allocation method of providing for income taxes. Under this method, the tax effect of timing differences between reported and taxable income are recognized in the accounts as deferred income taxes.

TENANT INDUCEMENTS

Tenant inducements are applied to reduce rent expense on a straight-line basis over the respective term of the lease.

REVENUE RECOGNITION

The Company generates revenue from licensing the rights to use its software products to commercial users and sublicense fees from resellers. Revenues from both software license arrangements and reseller arrangements are recognized upon delivery of the software to the end-user. If significant installation or other post-delivery obligations exist, revenues are deferred until the respective obligations have been satisfied.

The Company also generates service revenues from the sale of post-contract support to its customers and the sale of consulting services. Revenues from post-contract customer support services are deferred at the time of license revenue recognition and are recognized ratably over the term of the support period, which is typically one year. Revenues from consulting services are recognized in the period in which the service is performed using the percentage of completion method. Revisions to cost and profit estimates made during the course of work are reflected in the period in which the change becomes known. Provision is made in full for any anticipated loss in the period that the estimate of total costs on a contract indicates a loss.

Cost of revenues consists of costs to distribute the software, costs of sublicenses, costs of the media on which it is delivered, and the cost of consulting and support personnel salaries and related costs.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the development project meets generally accepted accounting criteria for deferral and amortization. No development costs have been capitalized to date.

FOREIGN CURRENCY TRANSLATION

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

The financial statements of the Company's foreign subsidiaries, all of which are operationally dependent upon the Company, are translated using the temporal method. Under this method, revenues and expenses are translated at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at exchange rates prevailing at the consolidated balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains or losses on translation are included in net loss for the year. The exchange rates in effect between U.S. dollars and Canadian dollars was 1.5119 and 1.5067 at July 31, 1998 and 1999, respectively.

POST-RETIREMENT BENEFITS

The Company has no pension or other post-retirement benefits plans.

USE OF ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates.

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

3. RELATED PARTY TRANSACTIONS

As at July 31, 1999, the Company has outstanding account balances with shareholders and related parties as follows:

                                                      1999        1998
                                                       $           $
-----------------------------------------------------------------------------
Due to shareholders                                 (47,285)     (47,400)
Due to related parties                             (720,791)    (125,079)
-----------------------------------------------------------------------------
DUE TO SHAREHOLDERS AND RELATED PARTIES            (768,076)    (172,479)
=============================================================================

DUE FROM SHAREHOLDER                                    954        3,541
=============================================================================

Balances due to/from shareholders and related parties are non-interest bearing.

Of the amounts due to shareholders, $47,285 are for loans made to the Company in prior periods.

During the year, the Company paid $242,177 [1998 - $226,334] to another shareholder in consideration of management and consulting fees, which are reported as a general and administrative expense.

Included in accounts payable and accrued liabilities are subcontracting, consulting and other fees totaling $1,068,499 which are owing to a convertible debtholder and the company controlled by this convertible debtholder. These services were provided under normal business and payment terms.

The balance due to related parties includes $569,705 for software licensing that was acquired by the Company from the company controlled by this convertible debtholder. In addition, the company controlled by this convertible debtholder has entered into an agreement with the Company to receive sales commission from the Company for selling software based on a set percentage. These amounts are payable to a convertible debtholder [note 6] and a company controlled by this convertible debtholder. During the year, the Company paid $194,390 to the convertible debtholder, and $1,021,810 to the company controlled by this convertible debtholder. The amounts are reported as a cost of revenues.

Of the amounts due to related parties, $113,550 are for loans made to the Company in prior periods.

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                           1999
                                        ---------------------------------------------
                                                        ACCUMULATED
                                                        DEPRECIATION        NET
                                                             AND           BOOK
                                         COST           AMORTIZATION       VALUE
                                          $                   $              $
------------------------------------------------------------------------------------
Furniture and equipment                   682,776         198,699         484,077
Computer equipment and software         1,670,819         778,873         891,946
Software licenses                       1,237,944         283,616         954,328
Leasehold improvements                    493,302         161,482         331,820
Assets under capital lease                302,128          51,200         250,928
------------------------------------------------------------------------------------
                                        4,386,969       1,473,870       2,913,099
====================================================================================

                                                         1998
                                        --------------------------------------------
                                                      ACCUMULATED
                                                      DEPRECIATION          NET
                                                          AND              BOOK
                                          COST        AMORTIZATION         VALUE
                                           $               $                 $
------------------------------------------------------------------------------------
Furniture and equipment                   426,622        108,552          318,070
Computer equipment and software           787,720        419,997          367,723
Software licenses                         314,639        163,371          151,268
Leasehold improvements                    430,380         54,436          375,944
Assets under capital lease                 77,474         12,582           64,892
------------------------------------------------------------------------------------
                                        2,036,835        758,938        1,277,897
====================================================================================

5. CREDIT FACILITIES

The Company has a demand operating line of credit, foreign exchange facilities, and a lease line of credit in Canadian dollars or U.S. equivalent dollars, in the amounts of $1,500,000, $250,000 and $300,000, respectively. All of the assets of the Company have been pledged as collateral. As at July 31, 1999, all of the credit facilities are available.

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

6. CONVERTIBLE DEBT

                                                          1999            1998
                                                            $               $
-----------------------------------------------------------------------------------
8% convertible debenture, maturing January 19, 2004     20,077,976               -
8% convertible note, maturing July 28, 2010              7,564,603       7,000,000
-----------------------------------------------------------------------------------
                                                        27,642,579       7,000,000
===================================================================================

Effective January 19, 1999, the Company entered into a convertible debenture and warrant agreement for proceeds in the amount of $19,230,769 plus accumulated interest of $847,207. The convertible debenture accrues interest at a rate of 8% per annum, compounding annually, with principal and interest payable at the earliest of maturity, the closing of a liquidity event, or conversion, with a maturity date of January 19, 2004. The debt is initially convertible into 5,001,500 common shares, subject to adjustment. The warrants can be exercised to purchase up to 2,500,750 common shares, are exercisable at an initial price of $5.768 per share, and expire five years from their date of issuance. Additionally, on January 19, 1999, and under the same terms as the aforementioned warrants, 200,000 warrants were granted to a subsidiary of the convertible debenture holder.

Effective July 28, 1998, the Company entered into a convertible notes and warrant agreement for proceeds in the amount of $7,000,000 plus accumulated interest of $564,604. The convertible notes accrue interest at a rate of 8% per annum, compounding annually, with principal and interest payable at the earliest of maturity or conversion with a maturity date of July 28, 2010. The debt is initially convertible into 1,820,546 common shares. The warrants can be exercised to purchase up to 650,200 common shares, are exercisable at a price equal to $5.768 per share, and expire five years from their date of issuance. If the notes are converted in connection with a public offering of the Company's securities or certain other events, or at any time after five years from the date of issuance, additional shares will be issued equal to the principal of the notes divided by the fair market value of one common share on the date of conversion. If the Company has not completed a public offering of its securities or certain other specified events have not occurred within five years from the date of issue, the holders of the notes have an option, at any time thereafter, to sell such notes back to the Company for an amount equal to $7,000,000 plus accrued and unpaid interest, and the fair market value of the shares into which the notes are then convertible.

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

7. SHARE CAPITAL

AUTHORIZED

Unlimited common shares

Changes to issued share capital are as follows:

                                                                                  CLASS A TO E
                                                     COMMON SHARES                COMMON SHARES
                                                     -------------                -------------
                                                #                   $          #                 $
--------------------------------------------------------------------------------------------------------
Issued and outstanding, July 31, 1997             --                 --      985,845         2,846,620

Amalgamation of Class A to E common
  shares into one class of common shares      985,845          2,846,620    (985,845)       (2,846,620)
10 for 1 common share split                 8,872,605                --          --                --
Issue of shares for cash                      100,000            155,600         --                --
Issue of shares for employment services       282,500                --          --                --
--------------------------------------------------------------------------------------------------------
Issued and outstanding July 31, 1998       10,240,950          3,002,220         --                --
Issue of shares for cash                      192,907             56,195         --                --
--------------------------------------------------------------------------------------------------------
ISSUED AND OUTSTANDING, JULY 31, 1999      10,433,857          3,058,415         --                --
========================================================================================================

On July 23, 1998, the Articles of Incorporation were amended to amalgamate the five classes of shares [Class A through Class E] into one class of common shares with equal rights. Each share of the former classes is equal to one share of the amalgamated common share class. Subsequently on July 23, 1998, a 10 for 1 common share split occurred.

The Company has incentive stock option plans for its directors, officers, and employees [the "Plans"]. Options granted under the Plans are generally exercisable in equal proportions during the years following the first, second, third and fourth anniversary of the date of the grant. Options granted under the Plans prior to July 23, 1999 are generally exercisable in equal proportions during the years following the first, second and third anniversary of the date of grant. When exercised, each option allows the holder to purchase one common share. All options expire ten years from the date of the grant or upon cessation of employment with the Company. Strike prices for the options outstanding at July 31, 1999 range from a nominal amount to $1.95. The weighted average of the exercise price of the options outstanding is $1.33 at year end.

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

As at July 31, 1999, the Company has 1,788,743 common shares allocated for issuance to employees under the Plans. Changes in stock options issued under the Plans during the year are as follows:

                                                                             #
--------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT JULY 31, 1998                                     866,250
--------------------------------------------------------------------------------

Issued during the year                                                   849,200
Exercised during the year                                               (158,980)
Expired or cancelled during the year                                    (165,000)
--------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT JULY 31, 1999                                   1,391,470
================================================================================

Accordingly, the total number of common shares reserved for issuance pursuant to the exercise of stock options is 397,273 at July 31, 1999.

As at July 31, 1999, the Company has warrants outstanding to purchase common shares to convertible debtholders and related parties [note 6]. Changes in warrants issued during the year are as follows:

                                                                             #
--------------------------------------------------------------------------------
WARRANTS OUTSTANDING AT JULY 31, 1997                                          -
--------------------------------------------------------------------------------

Warrants issued during the year                                          650,200
Warrants exercised during the year                                             -
Warrants expired during the year                                               -
--------------------------------------------------------------------------------
WARRANTS OUTSTANDING AT JULY 31, 1998                                    650,200
--------------------------------------------------------------------------------

Warrants issued during the year                                        2,700,750
Warrants exercised during the year                                             -
Warrants expired during the year                                               -
--------------------------------------------------------------------------------
WARRANTS OUTSTANDING AT JULY 31, 1999                                  3,350,950
================================================================================

SOLECT TECHNOLOGY GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)



July 31, 1999


8.  FINANCIAL INSTRUMENTS AND SALES TO MAJOR CUSTOMERS

The carrying value of all financial instruments approximates fair value.

FOREIGN EXCHANGE RISK

The Company maintains its accounts in Canadian dollars. However, a portion of its operations are located in other foreign jurisdictions, and its products are priced in foreign currencies. Therefore, the Company is subject to foreign currency fluctuations, which may from time to time affect its profitability and cash flow.

CREDIT RISK

Three customers accounted for 50% of the Company's accounts receivable balance at July 31, 1999 [1998 - two customers accounted for 17%]. The Company believes there is minimal risk associated with the collection of these amounts, as such balances are receivable from large well established telecommunications companies. The balance of accounts receivable is widely distributed among other customers.

SALES TO MAJOR CUSTOMERS

Approximately 29% of the Company's sales [1998 - two customers accounted for 45%] were made to one customer. This customer accounted for 24% of the Company's accounts receivable balance at year end [1998 - two customers accounted for 17%].

9.  INVESTMENT TAX CREDITS

Refundable investment tax credits of $169,643 [1998 - $1,104,514] related to scientific research and development activities have been applied to reduce research and development expenditures.

The Company has investment tax credits available of approximately $1,200,000 as at July 31, 1999 [1998 - $165,500] to reduce future years' income taxes. These investment tax credits will begin to expire in 2006. The benefit of these investment tax credits has not been reflected in the consolidated financial statements.

SOLECT TECHNOLOGY GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)



July 31, 1999

10.  INCOME TAXES

                                                                     1999            1998
                                                                      $               $
--------------------------------------------------------------------------------------------
Current                                                            75,000          (8,448)
Deferred                                                               --         (71,307)
--------------------------------------------------------------------------------------------
                                                                   75,000         (79,755)
============================================================================================

Combined basic Canadian federal and provincial income
 tax rate at 44.62%                                            (6,632,000)       (952,000)
Income tax losses not recognized                                5,153,000         321,000
Tax benefits of research and development expenditures
 not recognized                                                 1,502,000         735,000
Increase (decrease) in income taxes from
 Permanent differences                                             40,000          25,000
 Ontario superallowance                                          (278,000)       (315,000)
 Other timing differences                                         306,000         106,245
 Effect of tax rates on operations in foreign jurisdictions       (16,000)             --
--------------------------------------------------------------------------------------------
                                                                   75,000         (79,755)
============================================================================================

As at July 31, 1999, the Company has available for tax purposes, Federal and Ontario research and development expenditures of approximately $5,400,000 and $6,500,000 respectively [1998 - $1,750,000 and $2,850,000], which may be carried forward indefinitely to reduce future years' taxable income. The Company also has available for tax purposes, Federal and Ontario tax loss carryforwards of approximately $10,400,000 and $14,000,000 respectively [1998 - nil and $1,550,000] which begin to expire in 2005.

Realization of these potential income tax benefits is dependent upon future profitability and, accordingly, no portion of such benefits has been recorded in the accounts.

SOLECT TECHNOLOGY GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)



July 31, 1999

11.  LEASE COMMITMENTS AND OBLIGATION UNDER CAPITAL LEASES

The Company is committed under long-term leases for office space and computer equipment. The future minimum annual lease payments required under the operating leases are approximately as follows:

                                                                              $
------------------------------------------------------------------------------------
2000                                                                    1,318,559
2001                                                                      925,271
2002                                                                      521,603
2003                                                                       25,657
------------------------------------------------------------------------------------
                                                                        2,791,090
====================================================================================

Under the operating leases for office space, the Company is also required to pay for operating expenses. These amounts vary from year to year dependent upon usage and are, therefore, not included in the future minimum annual lease payments shown above.

The future minimum annual lease payments under capital leases are as follows:

                                                                              $
-----------------------------------------------------------------------------------
2000                                                                      111,753
2001                                                                      102,184
2002                                                                       62,668
2003 and thereafter                                                           637
-----------------------------------------------------------------------------------
Total minimum lease payments                                              277,242
Less amount representing interest                                          38,525
-----------------------------------------------------------------------------------
Balance of obligation under capital leases                                238,717
Less current portion                                                       88,690
-----------------------------------------------------------------------------------
BALANCE OF OBLIGATION                                                     150,027
===================================================================================

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

12. CONSOLIDATED STATEMENT OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

                                                                      1999            1998
                                                                        $               $
--------------------------------------------------------------------------------------------
Accounts receivable, net of allowance for doubtful accounts     (3,745,127)     (1,603,340)
Prepaid expenses and other                                        (316,668)        (18,957)
Investment tax credits refundable                                  461,813        (864,773)
Income taxes recoverable/payable                                    75,000          (8,448)
Accounts payable and accrued liabilities                         2,015,302       1,110,115
Deferred revenue                                                 2,551,839         278,604
--------------------------------------------------------------------------------------------
                                                                 1,042,159      (1,106,799)
--------------------------------------------------------------------------------------------

NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year, property, plant and equipment were acquired at an aggregate cost of $224,654, of which the entire amount was financed by means of capital leases.

During the year, the Company accrued interest on convertible debt, however, no cash was paid.

13. UNITED STATES ACCOUNTING PRINCIPLES (UNAUDITED)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform, as applied by the Company, in all material respects with those in the United States ("U.S. GAAP") except with respect to the following adjustments (where appropriate, adjustments are net of related income tax effects):

(a)  Accounting for stock compensation

Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options to employees, consultants or directors. Under U.S. GAAP APB No. 25, compensation expense equal to the difference between the market price of the stock and the exercise price of the option is recorded as an expense over the period of the vesting of the option. For the years ended July 31, 1999 and 1998, compensation expense in the amount of $289,164 and $280,326 would be recorded respectively, with a corresponding increase to additional paid in capital. The compensation expense for fiscal years prior to 1998 would result in a decrease in retained earnings of $278,819, an increase in deferred compensation expense of $372,369 and an increase in additional paid in capital of $651,188.

(b) The following table reconciles net loss for the years in accordance with U.S. GAAP:

SOLECT TECHNOLOGY GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999


                                                     1999           1998
                                                       $              $
--------------------------------------------------------------------------
Net loss conformance with Canadian GAAP         (15,657,929)    (2,053,928)
Adjustments:
Amortization of deferred stock compensation        (289,164)      (280,326)
--------------------------------------------------------------------------

Net loss in conformance with U.S. GAAP          (15,947,093)    (2,334,254)
==========================================================================

(c) The following table reflects the items in the consolidated balance sheet that would be affected had the financial statements been prepared in accordance with U.S. GAAP:


                                                     1999           1998
                                                       $              $
--------------------------------------------------------------------------
Deferred stock compensation                        (410,644)      (685,109)
Deficit                                         (18,254,029)    (2,306,936)
Additional paid in capital                        1,258,953      1,244,254
--------------------------------------------------------------------------




14. COMPARATIVE FIGURES

For the year ended July 31, 1999, certain income statement items were reclassified in order to provide greater comparability with similar companies in the same industry. These reclassifications included allocating more of general and administrative expenses to cost of revenues. These reclassifications have been made retroactively to comparable periods.

The Company adopted CICA Handbook Section 1540, Cash Flow Statements for the year ended July 31, 1999. The provisions were applied retroactively with restatement of prior period

SOLECT TECHNOLOGY GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in Canadian dollars, unless otherwise stated)


July 31, 1999

consolidated financial statements. Under Section 1540, non-cash investing and financing activities are excluded from the consolidated statement of cash flows and are disclosed in a note to the consolidated financial statements.


15. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

SOLECT TECHNOLOGY GROUP INC.


                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                (in Canadian dollars, unless otherwise stated)


                                                                                As at January 31,                   As at July 31,
                                                                                       2000                              1999
                                                                                         $                                 $
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                                          53,386,616                         9,347,005
Accounts receivable, net of allowance for
   doubtful accounts                                                               10,962,206                         7,583,586
Prepaid expenses and other                                                            546,311                           381,431
Investment tax credits refundable                                                   1,217,243                         1,217,240
Income taxes recoverable                                                                  --                                 --
Due from shareholder [note 2]                                                             964                               954
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                               66,113,340                        18,530,216
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                  4,166,617                         2,913,099
Deferred financing charges [note 5]                                                 3,095,812                                --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   73,375,769                        21,443,315
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT
Accounts payable and accrued liabilities                                           11,103,209                         3,758,827
Income taxes payable                                                                  121,552                            66,552
Deferred revenue                                                                    5,889,271                         3,005,963
Due to shareholders and related parties [note 2]                                      886,434                           768,076
Current portion of obligation under capital leases                                     93,947                            88,690
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                          18,094,413                         7,688,108
------------------------------------------------------------------------------------------------------------------------------------
Convertible debt [note 5]                                                          77,988,637                        27,642,579
Deferred exchange gain                                                                538,588                                --
Obligation under capital leases                                                       101,705                           150,027
Unamortized tenant inducements                                                        258,066                           309,906
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                  96,981,409                        35,790,620
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital                                                                       3,065,614                         3,058,415
Deficit                                                                           (26,671,254)                      (17,405,720)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                                           (23,605,640)                      (14,347,305)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   73,375,769                        21,443,315
====================================================================================================================================

See accompanying notes

SOLECT TECHNOLOGY GROUP INC.


             CONSOLIDATED STATEMENT OF LOSS AND DEFICIT (UNAUDITED)
                 (in Canadian dollars, unless otherwise stated)


Six months ended January 31




                                                                                          2000                           1999
                                                                                            $                              $
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Services                                                                               10,805,297                      3,733,252
Software licenses                                                                       5,100,285                        976,840
Support                                                                                   535,695                        283,884
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       16,441,277                      4,993,976
Cost of revenues                                                                        9,724,025                      3,854,113
------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                            6,717,252                      1,139,863
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Sales and marketing                                                                     4,872,878                      2,977,761
Research and development, net                                                           5,031,266                      2,681,723
General and administrative                                                              4,852,400                      2,365,511
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       14,756,544                      8,024,995
------------------------------------------------------------------------------------------------------------------------------------
Loss before interest and income taxes                                                  (8,039,292)                    (6,885,132)
Interest expense                                                                        1,171,242                        333,760
------------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                               (9,210,534)                    (7,218,892)
Provision for income taxes                                                                 55,000                              -
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                                (9,265,534)                    (7,218,892)

Retained deficit, beginning of the period                                              (17,405,720)                    (1,747,791)
------------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF THE PERIOD                                                            (26,671,254)                    (8,966,683)
====================================================================================================================================

See accompanying notes

SOLECT TECHNOLOGY GROUP INC.


                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
                 (in Canadian dollars, unless otherwise stated)


Six months ended January 31


                                                                                         2000                           1999
                                                                                           $                              $
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                               (9,265,534)                    (7,218,892)
Add (deduct) non-cash items
   Depreciation and amortization                                                         651,261                        290,808
   Amortization of deferred financing charges                                             49,596                              -
   Interest                                                                            1,568,461                        371,204
   Amortization of deferred foreign exchange gain                                         (9,286)                             -
   Foreign exchange loss on cash and cash equivalents held in
         foreign currencies                                                              548,040                              -
   Tenant inducements                                                                    (51,840)                        76,572
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      (6,509,302)                    (6,480,308)
Net change in non-cash working capital balances
   related to operations                                                               6,739,187                        895,936
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                          229,885                     (5,584,372)
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                                            (1,904,779)                      (704,292)
------------------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                                     (1,904,779)                      (704,292)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common shares issued for cash                                                              7,199                         40,694
Due to/from shareholders and related parties                                             118,348                         (7,715)
Repayment of capital leases                                                              (43,065)                        (6,459)
Deferred financing charges                                                            (3,145,408)                             -
Convertible debt issued                                                               49,325,471                     19,230,768
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                                 46,262,545                     19,257,288
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange loss on cash and cash equivalents held in
         foreign currencies                                                             (548,040)                             -
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                           44,039,611                     12,968,624
Cash and cash equivalents, beginning of the period                                     9,347,005                      4,103,181
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                          53,386,616                     17,071,805
====================================================================================================================================

See accompanying notes

SOLECT TECHNOLOGY GROUP INC.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                 (in Canadian dollars, unless otherwise stated)

January 31, 2000

1. BASIS OF PRESENTATION

Solect Technology Group Inc. [the "Company"] is in the business of development, sale and support of internet protocol billing software used by internet service providers. The Company was incorporated June 24, 1993 under the Ontario Business Corporations Act.

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are stated in Canadian dollars. These unaudited consolidated financial statements include the accounts of all subsidiary companies from the dates of their incorporation. All material intercompany accounts and transactions have been eliminated upon consolidation.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended July 31, 1999 set forth in this filing.



2. RELATED PARTY TRANSACTIONS

The Company has outstanding account balances with shareholders and related parties as follows:

                                               AS AT JANUARY 31,  AS AT JULY 31,
                                                     2000              1999
                                                       $                 $
--------------------------------------------------------------------------------
Due to shareholders                                  (47,285)           (47,285)
Due to related parties                              (839,149)          (720,791)
--------------------------------------------------------------------------------
DUE TO SHAREHOLDERS AND RELATED PARTIES             (886,434)          (768,076)
--------------------------------------------------------------------------------
DUE FROM SHAREHOLDER                                     964                954
================================================================================

Balances due to/from shareholders and related parties are non-interest bearing.

Of the amounts due to shareholders, $47,285 are for loans made to the Company in prior periods.

SOLECT TECHNOLOGY GROUP INC.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                 (in Canadian dollars, unless otherwise stated)

January 31, 2000


During the period, the Company paid $113,167 [1999 - $113,167] to another shareholder in consideration of management and consulting fees, which are reported as a general and administrative expense.

Included in accounts payable and accrued liabilities are subcontracting, consulting and other fees totaling $2,272,895 which are owed to a convertible debtholder and the company controlled by this convertible debtholder. These services were provided under normal business and payment terms. Also, included in accrued liabilities is financing fees payable to a convertible debtholder in the amount of $3,072,097.

The balance due to related parties includes $725,600 for software licensing that was acquired by the Company from the company controlled by this convertible debtholder. In addition, the company controlled by this convertible debtholder has entered into an agreement with the Company to receive sales commission from the Company for selling software based on a set percentage. These amounts are payable to a convertible debtholder and a company controlled by this convertible debtholder. During the period, the Company paid $1,664,535 to the convertible debtholder, and $342,063 to the company controlled by this convertible debtholder. The amounts are reported as a cost of revenues.

Of the amounts due to related parties, $113,549 are for loans made to the Company in prior periods.


3. INCOME TAXES

SOLECT TECHNOLOGY GROUP INC.


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                 (in Canadian dollars, unless otherwise stated)

January 31, 2000

As at July 31, 1999 the Company has available for tax purposes, Federal and Ontario research and development expenditures of approximately $5,400,000 and $6,500,000 respectively, which may be carried forward indefinitely to reduce future years' taxable income. The Company also has available for tax purposes, Federal and Ontario tax loss carryforwards of approximately $10,400,000 and $14,000,000 respectively which begin to expire in 2005. These amounts do not reflect the impact of the Company's net loss of $9,265,534 during the six months ended January 31, 2000.

Realization of these potential income tax benefits is dependent upon future profitability and, accordingly, no portion of such benefits has been recorded in the accounts.


4.       UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects with those in the United States ("U.S. GAAP") except with respect to the following adjustments (where appropriate, adjustments are net of related income tax effects):

(a)      Accounting for stock compensation

Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options to employees, consultants or directors. Under U.S. GAAP APB No. 25, compensation expense equal to the difference between the market price of the stock and the exercise price of the option is recorded as an expense over the period of the vesting of the option. For the six months ended January 31, 2000 and 1999, compensation expense in the amount of $97,990 and $144,582 would be recorded respectively, with a corresponding increase to additional paid in capital. The compensation expense for fiscal years prior to 1999 would result in a decrease in retained earnings of $559,147, an increase in deferred compensation expense of $685,109 and an increase in additional paid in capital of $1,244,254.

(b)      Accounting for foreign exchange gains on long term debt

Under Canadian GAAP, exchange gains and losses relating to the translation of foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the following fiscal year should be deferred and amortized over the remaining life of the monetary item. Under U.S. GAAP FAS 52, exchange gains and losses should be included in the determination of net income for the period in which the exchange rate changes. For the six months ended January 31, 2000 a foreign exchange gain of $538,588 (1999 - nil) would be recorded. The company did not have a similar foreign exchange gains and losses for periods prior to fiscal 1999.

(c) The following table reconciles net loss for the years in accordance with U.S. GAAP:

                                                     2000            1999
                                                      $               $
----------------------------------------------------------------------------
Net loss in conformance with Canadian GAAP        (9,265,534)     (7,218,892)
Adjustments :
Stock option based compensation expense              (97,990)       (144,582)
Exchange gain on long-term debt                      538,588              --
----------------------------------------------------------------------------

Net loss in conformance with U.S. GAAP            (8,824,936)     (7,363,474)
============================================================================

SOLECT TECHNOLOGY GROUP INC.


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                 (in Canadian dollars, unless otherwise stated)

January 31, 2000


(d) The following table reflects the items in the consolidated balance sheet that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

                                         AS AT JANUARY 31,  AS AT JULY 31,
                                              2000               1999
                                                $                  $
------------------------------------------------------------------------
Deferred exchange gain                            --                  --
Deferred stock compensation                  (309,787)          (410,644)
Deficit                                   (27,078,966)       (18,254,029)
Additional paid in capital                  1,256,086          1,258,953
========================================================================

The exchange rates in effect between U.S. Dollars and Canadian Dollars was
1.5063 and 1.4512 at July 31, 1999 and January 31, 2000, respectively.

5. CONVERTIBLE DEBT

                                              AS AT JANUARY 31,   AS AT JULY 31,
                                                     2000              1999
                                                       $                 $
--------------------------------------------------------------------------------
8% convertible debenture, maturing December 16,
  2004                                             49,258,691                 -
8% convertible debenture, maturing January 19,
  2004                                             20,860,273         20,077,976
8% convertible note, maturing July 28, 2010         7,869,673          7,564,603
--------------------------------------------------------------------------------
                                                   77,988,637         27,642,579
================================================================================

Effective December 17, 1999, the Company entered into a convertible debenture agreement for proceeds in the amount of $US 33,611,905. The convertible debenture accrues interest at a rate of 8% per annum, compounding annually, with principal and interest payable at the earliest of maturity, the closing of a liquidity event, or conversion, with a maturity date of December 16, 2004. The debt is initially convertible into 2,922,776 common shares, subject to adjustment.

6.  SUBSEQUENT EVENT

On April 5, 2000, the Company was acquired by Amdocs Limited ("Amdocs"), in a stock-for-stock transaction. The total purchase price was approximately $1,100,000 ($US), based on a per share price of $69.875 ($US) for Amdocs' ordinary shares.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AMDOCS LIMITED

                                           /s/ THOMAS G. O'BRIEN
                                           -------------------------------------
Date: June 8, 2000                             Thomas G. O'Brien
                                               Treasurer and Secretary
                                               Authorized U.S. Representative

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
23.1                    Consent of Ernst & Young LLP

99.1*                   Amdocs Press Release dated April 6, 2000.


-----------------

* Previously filed.